SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to  _____
Commission file number 000-25196
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, Ohio 43725

REQUIRED INFORMATION
The following financial statements and supplemental schedules for Camco Financial and Subsidiaries Salary Savings Plan are being filed herewith:
Description
Contents of Financial Statements
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Camco Financial & Subsidiaries
Salary Savings Plan
Financial Report
December 31, 2009

Camco Financial & Subsidiaries Salary Savings Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Camco Financial & Subsidiaries Salary Savings Plan
Cambridge, Ohio
We have audited the accompanying statement of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Columbus, Ohio
June 22, 2010

Camco Financial & Subsidiaries Salary Savings Plan
Statement of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Cash	$88,540	$39,269

Nonparticipant-directed investments — Employer securities	23,660	42,889

Participant-directed investments:
Money market fund	—	254
Common/Collective fund	651,550	1,268,304

Mutual funds	7,052,132	5,860,192
Employer securities	400,635	539,566
Participant loans	213,982	181,517

Total investments	8,341,959	7,892,722

Net Assets Available for Benefits at Fair Value	8,430,499	7,931,991

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	(3,057)	69,302

Net Assets Available for Benefits	$8,427,442	$8,001,293

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Contributions:
Participant-directed — Employee elective	$513,111
Participant-directed — Employer matching	266,726

Participant-directed — Rollover	3,177

Interest and dividends — Participant-directed	259,710

Net (depreciation) appreciation in fair value of investments:
Nonparticipant-directed employer securities	(10,577)

Participant-directed mutual funds	2,669,438

Participant-directed common/collective funds	82,321
Participant-directed employer securities	(1,685,695)

Total additions	2,098,211

Deductions
Benefit payments to participants:
Nonparticipant-directed	8,652
Participant-directed	1,629,322

Administrative expenses — Participant-directed	34,088

Total deductions	1,672,062

Net Decrease in Net Assets Available for Benefits	426,149
Net Assets Available for Benefits — Beginning of year	8,001,293

Net Assets Available for Benefits — End of year	$8,427,442

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of the Plan
The following description of the Camco Financial & Subsidiaries Salary Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering all employees of Camco Financial & Subsidiaries (the “Company”). Employees are eligible to participate in the Plan on their first day of employment with the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Each year, participants may contribute up to 92 percent of pretax annual compensation, subject to certain limitations. The Plan also allows any participant who has attained age 50 by the end of the plan year to make catch-up contributions in accordance with the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100 percent of 401(k) deferrals made up to the first 3 percent of base compensation and 50 percent of 401(k) deferrals from 3.01 percent to 5 percent of base compensation. The Company may make an additional employer discretionary contribution. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
Participant Accounts — Each participant’s account is credited with the participant’s own contribution and an allocation of the Company’s contributions, plan earnings, and expenses. Allocation of the Company’s contributions, plan earnings, and expenses is based upon participants’ compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeited Accounts — Forfeitures of terminated participants’ nonvested employer profit-sharing accounts are used to reduce employer contributions.
Vesting — Participants are immediately vested in their own 401(k) contributions, employer matching contributions made after December 31, 1997, and any pension plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant is 100 percent vested after six years of credited service.
Payment of Benefits — Upon termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump-sum payment.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Description of the Plan (Continued)
Participant Loans — The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant’s vested account balance. Participants cannot have more than one loan from the Plan at any time and initial loans must be for at least $1,000, with a maximum of $50,000, as determined by the IRS.
Party-in-interest Transactions — The Plan invests in employer stock as well as certain investment funds managed by the custodian or its affiliates. Charles Schwab Trust Company is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100 percent vested in their accounts.
Note 2 — Summary of Accounting Policies
Investment Valuation — The Plan’s investments are stated at fair value, except for its benefit-responsive stable value common/collective trust fund investment, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common/collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The interest-bearing cash and participant loans are valued at their outstanding balances, which approximate fair value. All other investments are valued based on quoted market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Administrative Expenses — Various administrative expenses are paid by the Company on behalf of the Plan.
Benefit Payments — Benefits are recorded when paid.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Summary of Accounting Policies (Continued)
Risk and Uncertainties — The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk — At December 21, 2009 and 2008, approximately 5 percent and 7 percent of the Plan’s assets, respectively, were invested in Camco Financial Corporation common stock.
Note 3 — Tax Status
The plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not individually sought its own determination letter.
The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Significant Investments at Fair Value
Significant investments at fair value at December 31, 2009 and 2008 are listed as follows:

	2009	2008

Investments at fair value:
Camco Financial Corporation common stock	$400,635	$539,566
Camco Financial Corporation common stock*	23,660	42,889
Growth Fund of America R5	1,071,972	901,744
Metropolitan West Total Return Bond Fund	978,415	879,833
American Beacon Largecap Value Fund	—	724,996
MFS Value	882,334	—
Vanguard Short-term Investment Grade Fund	668,420	723,650
Europacific Growth Fund R5	852,958	694,805
Vanguard 500 Index Signal Fund	943,574	678,653
Artisan Midcap Value Fund	610,381	475,817
Columbia Acorn Fund Class 2	519,584	400,275

Investment at contract value — Union Bond & Trust Co. Stable Value Fund	648,493	1,337,606

*	Nonparticipant-directed investment

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 5 — Fair Value
Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2009 and 2008 and the valuation techniques used by the Plan to determine those fair values.
Level 1 — In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2 — Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 — Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
During 2009, the Plan adopted, on a prospective basis, new accounting standards which require disclosure of fair value by class of investments.

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 5 — Fair Value (Continued)
Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable	Balance at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009

Assets
Common stock — Camco Financial Corp.	$424,295	$—	$—	$424,295
Mutual funds
Growth funds	1,959,663			1,959,663
Index funds	3,040,886			3,040,886
Fixed income fund	978,415			978,415
Balanced fund	404,748			404,748
Short term investment fund	668,420			668,420
Common collective trust fund(1)	—	651,550	—	651,550
Participant loans			213,982	213,982

Total	$7,476,427	$651,550	$213,982	$8,341,959

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable	Balance at
	Identical Assets	Observable Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008

Common stock — Camco Financial Corp	$582,455	$—	$—	$582,455
Money market fund	254	—	—	254
Mutual funds	5,860,192			5,860,192
Common collective trust fund	—	1,268,304	—	1,268,304
Participant loans	—	—	181,517	181,517

Total	$6,442,901	$1,268,304	$181,517	$7,892,722

Camco Financial & Subsidiaries Salary Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following table sets forth a summary of changes in Level 3 assets measured at fair value of on a recurring basis for the year ended December 31, 2009 is as follows:

Participant
Loans
Balance at December 31, 2008	$181,517

Purchases, sales, issuances, and settlements — Net	32,465

Balance at December 31, 2009	$213,982

(1)
This category represents investments in an actively management common collective trust fund or pooled separate account that invests primarily in investment contracts, a variety of fixed income investments that may include corporate bonds, both U.S. and non-U.S. municipal securities, and wrapper contracts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

Camco Financial & Subsidiaries Salary Savings Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 51-0110823, Plan 002
December 31, 2009

	(c)
	Description of Investment,
(a)(b)	Including Maturity Date,		(e)
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Nonparticipant-directed Investments

** Camco Financial Corporation	Common stock, 11,948 shares	$145,766	$23,660

Participant-directed Investments

** Camco Financial Corporation	Common stock, 202,776 shares	*	400,635

Charles Schwab Trust Company	Common/collective fund — Union Bond & Trust Co. Stable Value Fund	*	651,550

Charles Schwab Trust Company	Mutual fund — MFS Value	*	882,334
Charles Schwab Trust Company	Mutual fund — Artisan Midcap Value Fund	*	610,381
Charles Schwab Trust Company	Mutual fund — Columbia Acorn Fund Class 2	*	519,584
Charles Schwab Trust Company	Mutual fund — Europacific Growth Fund R5	*	852,958
Charles Schwab Trust Company	Mutual fund — Growth Fund of America R5	*	1,071,972
Charles Schwab Trust Company	Mutual fund — Metropolitan West Total Return Bond Fund	*	978,415
Charles Schwab Trust Company	Mutual fund — Schwab Markettrack Balanced Fund	*	404,748
Charles Schwab Trust Company	Mutual fund — Vanguard Short-term Investment Grade Fund	*	668,420
Charles Schwab Trust Company	Mutual fund — Vanguard 500 Index Signal Fund	*	943,574
Charles Schwab Trust Company	Mutual Fund — Alger Small Cap Growth Fund	*	34,733
Charles Schwab Trust Company	Mutual Fund — Northern Small Cap Value Fund	*	27,195

Charles Schwab Trust Company	Vanguard Small Cap	*	57,818
** Plan participants	Participant loans bearing interest at 3.25% to 9.25%	—	213,982

Total investments			$8,341,959

*	Cost information not required

**	Denotes party-in-interest

Schedule 1	Page 1

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMCO FINANCIAL AND SUBSIDIARIES SALARY SAVINGS PLAN By its Administrator: Camco Financial Corporation
Date: June 28, 2010	By:	/s/ James E. Huston
James E. Huston, Chief Executive Officer